Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cautionary Statement Regarding Forward-Looking Statements

Certain information included herein may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified. These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	the overall global economic environment;

●	the impact of competition and new technologies;

●	general market, political and economic conditions in the countries in which we operate;

●	projected capital expenditures and liquidity;

●	changes in our strategy; and

●	litigation.

 The foregoing list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting our company, reference is made to our Annual Report on Form 20-F for the year ended December 31, 2018, or our Annual Report, which was filed with the Securities and Exchange Commission, or the SEC on March 20, 2019, and the other risk factors discussed from time to time by our company in reports filed or furnished to the SEC.

Except as otherwise required by law, we undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Unless otherwise indicated, all references to the “Company,” “we,” “our” and “Foresight” refer to Foresight Autonomous Holdings Ltd. and its subsidiaries, Foresight Automotive Ltd., an Israeli corporation, and Eye-Net Mobile Ltd., an Israeli corporation.

A.	Operating Results.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included in our Annual Report, as well as our unaudited condensed consolidated financial statements and the related notes thereto for the six months ended June 30, 2019, filed elsewhere with this Form 6-K. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties.

The following financial data in this narrative are expressed in thousands of U.S. dollars, except for share and per share data or as otherwise noted.

Overview

We are a technology company engaged, through our fully owned subsidiary Foresight Automotive Ltd, in the design, development and commercialization of stereo/quad-camera vision systems for the automotive industry based on three-dimensional (3D) video analysis, advanced algorithms for image processing and sensor fusion. We develop advanced systems for accident prevention, which are designed to provide real-time information about a vehicle’s surroundings while in motion. Our systems are designed to improve driving safety by enabling highly accurate and reliable threat detection while ensuring the lowest rates of false alerts. We target two vertical markets: advanced driver assistance systems and semi-autonomous/autonomous vehicles.

We are also engaged, through our wholly owned subsidiary Eye-Net Mobile Ltd, in the design and development of V2X (vehicle-to-everything) cellular-based accident prevention solutions that connect users and infrastructure through smart cellular-based platforms. V2X is a wireless technology that enables communication between the vehicles, infrastructure, and other devices in the vicinity, grid, home, and network. This type of communication enables better traffic management, which leads to reduced congestion on the roads.

Operating Expenses

Our current operating expenses consist of three components — research and development expenses, marketing and sales expenses and general and administrative expenses.

Research and development expenses, net

Our research and development expenses consist primarily of salaries and related personnel expenses, subcontracted work and consulting and other related research and development expenses.

The following table discloses the breakdown of research and development expenses:

U.S. dollars in thousands	Six months ended June 30,
	2019	2018
Payroll and related expenses	2,481	2,936
Subcontracted work and consulting	1,495	779
Rent and office maintenance	278	284
Travel expenses	25	19
Other, net	181	244
Total	4,460	4,262

Marketing and sales

Our marketing and sales expenses consist primarily of salaries and related personnel expenses, exhibitions and conventions, consultants and other marketing and sales expenses.

The following table discloses the breakdown of marketing and sales expenses:

U.S. dollars in thousands	Six months ended June 30,
	2019	2018
Payroll and related expenses	608	215
Exhibitions, conventions and travel expenses	219	187
Consultants	123	113
Other	147	25
Total	1,097	540

General and administrative

General and administrative expenses consist primarily of salaries, share-based compensation expense, professional service fees (for accounting, legal, bookkeeping, intellectual property and facilities), directors fees and insurance and other general and administrative expenses.

The following table discloses the breakdown of general and administrative expenses:

U.S. dollars in thousands	Six months ended June 30,
	2019	2018
Payroll and related expenses	824	973
Share based payment to service providers	13	127
Professional services	575	483
Directors fees and insurance	203	201
Travel expenses	22	73
Rent and office maintenance	95	71
Other	41	13
Total	1,773	1,941

Comparison of the six months ended June 30, 2019 to the six months ended June 30, 2018.

Results of Operations

U.S. dollars in thousands	Six months ended June 30,
	2019	2018
Research and development expenses, net	4,460	4,262
Marketing and sales	1,097	540
General and administrative	1,773	1,941
Operating loss	7,330	6,743
Equity in net loss (gain) of affiliated companies	(16)	1,077
Financial income, net	(176)	(6,335)
Net loss	7,138	1,485
Loss attributable to holders of Ordinary Shares	7,138	1,485

Research and development expenses

Our research and development expenses, net for the six months ended June 30, 2019 amounted to approximately $4,460, representing an increase of approximately $198, or 4.6%, compared to approximately $4,262 for the six months ended June 30, 2018. The increase was primarily attributable to an increase of approximately $716 in subcontracted work, reflecting an increase in subcontractors giving research and development services to us, offset by a decrease of approximately $455 in payroll and related expenses.

Marketing and sales

Our marketing and sales expenses for the six months ended June 30, 2019 amounted to approximately $1,097, representing an increase of approximately $557, or 103%, compared to approximately $540 for the six months ended June 30, 2018. The increase was primarily attributable to an increase in salaries and related personnel expenses of approximately $393.

General and administrative

Our general and administrative expenses totaled approximately $1,773 for the six months ended June 30, 2019, representing a decrease of approximately $168, or 8.7%, compared to approximately $1,941 for the six months ended June 30, 2018. The decrease was primarily attributable to a decrease of approximately $114 in expenses related to share-based payments to service providers.

Operating loss

As a result of the foregoing, our operating loss for the six months ended June 30, 2019 was approximately $7,330, as compared to an operating loss of approximately $6,743 for the six months ended June 30, 2018, an increase of approximately $587, or 8.7%.

Financing income, net

Financing income, net primarily consist of revaluations, exchange rate differences and bank fees.

Our financing income, net totaled approximately $176 for the six months ended June 30, 2019, compared to financing income, net of approximately $6,335 for the six months ended June 30, 2018. The financing income, net in the period ended on June 30, 2019 is primarily attributable to exchange rate income differences of approximately $466, offset by revaluation of other investments, in Rail Vision Ltd.’s warrants, of approximately $324 and revaluation of derivative warrants liability to purchase our Ordinary Shares of approximately $43. The financing income in the period ended on June 30, 2018, is primarily attributable to revaluation of derivative warrants liability to purchase our Ordinary Shares of approximately $1,552 due to a decrease in the price of our Ordinary Shares and to revaluation of other investments, in Rail Vision Ltd.’s warrants, of approximately $5,328, due to an increase in the price of Rail Vision Ltd.’s shares in the six months ended June 30, 2019. As of June 30, 2019, we owed a 27.76% equity interest in Rail Vision Ltd.

Net loss

As a result of the foregoing, our net loss for the six months ended June 30, 2019 totaled approximately $7,138, compared to approximately $1,485 for the six months ended June 30, 2018, an increase of approximately $5,653.

Critical Accounting Policies

The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. A comprehensive discussion of our critical accounting policies is included in “Item 5. Operating and Financial Review and Prospects – Management’s Discussion and Analysis of Financial Condition and Results of Operations” section in our Annual Report, as well as our unaudited consolidated financial statements and the related notes thereto for the six months ended June 30, 2019, elsewhere with this Form 6-K.

B.	Liquidity and Capital Resources.

Overview

Since our inception through June 30, 2019, we have funded our operations principally with approximately $50,385 from the issuance of Ordinary Shares and exercise of warrants and options, net of issuance costs. As of June 30, 2019, we had approximately $16,327 in cash and cash equivalents and short-term bank deposits.

The table below presents our cash flows for the periods indicated:

U.S. dollars in thousands	Six months ended June 30,
	2019	2018
Operating activities	(5,706)	(5,120)
Investing activities	208	(1,912)
Financing activities	6,521	6,494
Effect of exchange rate changes on cash and cash equivalents	(134)	(615)
Net increase (decrease) in cash and cash equivalents	889	(1,153)

Operating Activities

Net cash used in operating activities of approximately $5,706 during the six months ended June 30, 2019 was primarily used for payment of subcontracted work, salaries and related personnel expenses, payments for professional services and travel, patent, directors’ fees, rent and other miscellaneous expenses.

Net cash used in operating activities of approximately $5,120 during the six months ended June 30, 2018 was primarily used for payment of subcontracted work, salaries and related personnel expenses, payments for professional services and travel, patent, directors’ fees, rent and other miscellaneous expenses.

Investing Activities

Net cash provided by investing activities of approximately $208 during the six months ended June 30, 2019 was primarily provided by changes in short-term deposits of approximately $226, offset by purchases of fixed assets of approximately $39.

Net cash used in investing activities of approximately $1,912 during the six months ended June 30, 2018 was primarily used for our investment in Rail Vision Ltd. of approximately $2,489 and purchases of fixed assets of approximately $430, offset by changes in short-term deposits of approximately $1,007.

Financing Activities

Net cash provided by financing activities in the six months ended June 30, 2019 consisted of approximately $6,521 of net proceeds from the issuance of Ordinary Shares.

Net cash provided by financing activities in the six months ended June 30, 2018 consisted of approximately $6,494 primarily provided from net proceeds from the issuance of Ordinary Shares of approximately $5,485, from exercise of warrants and options of approximately $159 and from receipt on account of shares of approximately $850. During the first half of 2019 we completed a private placement of our Ordinary Shares pursuant to which we raised a total of approximately $1,000. In March 2019, we completed a public offering of our ADSs pursuant to which we raised a total of approximately $5,521, net of issuance expenses.

Current Outlook

We have financed our operations to date primarily through proceeds from sales of our Ordinary Shares and warrants. We have incurred losses and generated negative cash flows from operations since January 2011. Since January 2011, we have not generated any revenue from the sale of products and we do not expect to generate substantial revenues from sale of our products in the next few years.

As of June 30, 2019, our cash and cash equivalents including short-term bank deposits were approximately $16,327. We expect that our existing cash, cash equivalents and short-term bank deposits will be sufficient to fund our current operations in the foreseeable future; however, we expect that we will require substantial additional capital to complete the development of, and to commercialize, our products. In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

●	the progress and costs of our research and development activities;

●	the costs of manufacturing our products;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and

●	the magnitude of our general and administrative expenses.

Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through debt or equity financings. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our products. This may raise substantial doubts about our ability to continue as a going concern.